

April 15, 2015

Via E-mail
Mr. Richard P. McKenney
Executive Vice President and Chief Financial Officer
Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

> **Re:** **Unum Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-11294**

Dear Mr. McKenney:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 2 – Fair Value of Financial Instruments, page 108

1. Refer to your disclosure of fixed maturity securities herein and in Note 3. It is unclear to us why further disaggregation of your fixed maturity securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of "major security types" and "classes" of securities that you present. In this regard, tell us your basis for the disaggregation of fixed maturity securities by industry classification in the table on page 75 under "Investments."

2. Refer to your discussion of valuation techniques used to fair value your fixed maturity securities on pages 109 and 110. Please provide us, for each "class" (see comment 1 above) of Level 2 and Level 3 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant